UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                 Rentrak Corporation
                                   (Name of Issuer)
                        COMMON STOCK, .001 PAR VALUE PER SHARE
                              (Title of Class of Stock)

                                       760174 2
                                    (CUSIP Number)

                                  David K. Thompson
                  Senior Vice President - Assistant General Counsel
                               Disney Enterprises, Inc.
                   500 South Buena Vista Street, Burbank, CA  91521
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  September 14, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

Check the following box if a fee is being paid with the statement [XX]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SCHEDULE 13D

CUSIP No. 760174 2

1    NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Disney Enterprises, Inc., a wholly owned subsidiary of The Walt Disney Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,234,563 shares

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     1,234,563 shares

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,234,563 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON*

     CO
               This Statement on Schedule 13D is filed on behalf of Disney Enterprises, Inc., a Delaware corporation (the "Company").


          Item 1.  Security and Issuer.

          This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Rentrak Corporation, an Oregon corporation (the "Issuer"). The Issuer's principal executive offices are located at 7700 N.E. Ambassador Place, Portland, Oregon 97220.

          Item 2.  Identity and Background.

          The Company is a Delaware corporation. The Company, a wholly owned subsidiary of The Walt Disney Company ("TWDC"), is a diversified international entertainment company with operations in three business segments: creative content, broadcasting, and theme parks and resorts. The address of the principal office of the Company is 500 South Buena Vista Street, Burbank, California 91521. The information required with respect to the executive officers and directors of the Company and TWDC is attached as Exhibit A.

          Neither the Company nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject the Company or any person listed in Exhibit A to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds and Other Consideration.

     On July 22, 1994, the Issuer granted to the Company warrants to purchase an aggregate of 2,673,750 shares of Common Stock at $7.13 per share (the "Warrants"). The Warrants vest over time and only in accordance with certain milestones. As a result of having missed certain milestones and the triggering of certain anti-dilution provisions, the aggregate number of shares currently subject to the Warrants is 2,043,203, of which 1,234,563 are vested, and the exercise price is $6.58.

     It is presently anticipated that, if the Warrants were exercised, the funds required to pay the exercise price would be provided from general corporate funds of the Company.

          Item 4.  Purpose of Transaction.

          The Company acquired the Warrants for the purpose of investment. The Company has no present intention to exercise the Warrants in whole or in part.

          Except as described above, the Company does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4.

          Item 5.  Interest in Securities of the Issuer.

          (a) As of September 14, 1997, the Company owns vested Warrants representing approximately 9.99% of the outstanding shares of Common Stock of the Issuer. The number of outstanding shares is 11,118,643 shares as of December 1, 1997 plus the 1,234,563 shares subject to the Warrants (included pursuant to Rule 13d-3 of the Act). For purposes of computing the percentage beneficial ownership of the Company, the total number of shares of Common Stock considered to be outstanding is 12,353,206.

          (b) Upon exercise of the vested Warrants, the Company will acquire sole voting and dispositive power with respect to 1,234,563 shares of Common Stock.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Issuer and the Company entered into a Warrant Agreement, dated as of July 22, 1994 (the "Warrant Agreement"), whereby the Issuer granted to the Company warrants to purchase an aggregate of 2,673,750 shares of Common Stock at $7.13 per share (the "Warrants"). The Warrants vest over time and only in accordance with certain milestones. As a result of having missed certain milestones and the triggering of certain anti-dilution provisions, the aggregate number of shares currently subject to the Warrants is 2,043,203, of which 1,234,563 are vested, and the exercise price is $6.58. The Warrant Agreement is filed herewith as Exhibit B.

          The Warrant Agreement contains antidilution provisions pursuant to which the number of warrants and exercise price thereof may adjust due to certain actions of the Issuer including, but not limited to, stock dividends, subdivisions and reclassifications, and certain other dividends and distributions.

          In addition, the Warrant Agreement contains registration rights which allow the holder of Warrants or shares of Common Stock received upon exercise of Warrants to request that the Issuer use its best efforts to effect the registration of the shares of Common Stock received upon exercise of Warrants on the terms and conditions set forth in the Warrant. The Issuer is not required to effect a registration unless at least 25% of the common stock subject to the Warrants is to be registered in such registration. The holders shall be entitled to three such requests. The Warrant Agreement also contains incidental registration allowing the holder of Warrants, in certain circumstances, to include shares of Common Stock received upon exercise of Warrants in a registration planned by the Issuer.

          Except as otherwise disclosed in this Schedule 13D, neither the Company nor any executive officer or director listed in Exhibit A has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

     Item 7.  Material to Be Filed as Exhibits.

          Exhibit A --   Executive officers and directors of Disney
                         Enterprises, Inc. and its parent, The Walt
                         Disney Company.

          Exhibit B --   Warrant Agreement dated as of July 22, 1994,
                         between Rentrak Corporation and Disney
                         Enterprises, Inc. (formerly The Walt Disney Company).





                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              DISNEY ENTERPRISES, INC.


                              By:/s/ David K. Thompson
                                 ----------------------
                                 David K. Thompson
                                 Senior Vice President
                                 Assistant General Counsel


Dated:  January 9, 1998


                                  EXHIBIT INDEX

EXHIBIT        TITLE                                             PAGE
-------        -----                                             ----

Exhibit A --   Executive officers and directors of
               Disney Enterprises, Inc. and its
               parent, The Walt Disney Company

Exhibit B --   Warrant Agreement dated as of July 22, 1994,
               between Rentrak Corporation and Disney
               Enterprises, Inc. (formerly The Walt Disney
               Company).



                                    EXHIBIT A

                        Executive Officers and Directors
                                       of
                            Disney Enterprises, Inc.
                                       and
                             The Walt Disney Company



     Each person listed below is a United States citizen with a business address at 500 South Buena Vista Street, Burbank, California 91521.

NAME                       PRESENT PRINCIPAL OCCUPATION

Michael D. Eisner        Chairman of the Board and Chief Executive
                         Officer and Director - The Walt Disney Company

Roy E. Disney            Vice Chairman of the Board and Director - The Walt
                         Disney Company

Sanford M. Litvack       Senior Executive Vice President and Chief
                         of Corporate Operations and Director - The Walt
                         Disney Company and Disney Enterprises, Inc.

Richard D. Nanula        Senior Executive Vice President and Chief Financial
                         Officer - The Walt Disney Company and Disney
                         Enterprises, Inc.

Lawrence P. Murphy       Executive Vice President and Chief Strategic
                         Officer - The Walt Disney Company and Disney
                         Enterprises, Inc.

David K. Thompson        Senior Vice President-Assistant General Counsel
                         and Assistant Secretary - The Walt Disney Company and Disney Enterprises, Inc.; Director - Disney
                         Enterprises, Inc.

Marsha L. Reed           Corporate Secretary - The Walt Disney Company
                         and Disney Enterprises, Inc.; Director - Disney
                         Enterprises, Inc.

Reveta Franklin Bowers   Director - The Walt Disney Company

Ignacio E. Lozano, Jr.   Director - The Walt Disney Company

George J. Mitchell       Director - The Walt Disney Company

Gary L. Wilson           Director - The Walt Disney Company

Stanley P. Gold          Director - The Walt Disney Company

Thomas S. Murphy         Director - The Walt Disney Company

Leo J. O'Donovan S.J.    Director - The Walt Disney Company

Irwin E. Russell         Director - The Walt Disney Company

Raymond L. Watson        Director - The Walt Disney Company

Richard A. Nunis         Director - The Walt Disney Company

Sidney Poitier           Director - The Walt Disney Company

Robert A.M. Stern        Director - The Walt Disney Company

E. Cardon Walker         Director - The Walt Disney Company



                                EXHIBIT B


                             WARRANT AGREEMENT


          WARRANT AGREEMENT dated as of July 22, 1994, between RENTRAK CORPORATION, an Oregon corporation (the "Issuer") and THE WALT DISNEY COMPANY, a Delaware corporation ("Disney").


                           W I T N E S S E T H :


          WHEREAS, Disney wishes to acquire from the Issuer, and the Issuer is willing to issue to Disney, warrants as hereinafter described (the "Warrants") to purchase shares of the Issuer's common stock, par value $.001 per share, on the terms and subject to the conditions set forth herein;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth and for other good and valuable consideration, the parties hereto agree as follows:


     SECTION 1. CERTAIN DEFINITIONS. As used in this Warrant Agreement, unless the context otherwise requires:

          "Acceleration Notice" shall have the meaning ascribed thereto in
Section 4.G.

          "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Issuer after the date hereof, other than (i) the Warrant Stock, (ii) Common Stock issued or issuable pursuant to options or warrants granted pursuant to Issuer's employee stock incentive program(s), and (iii) Common Stock issued or issuable pursuant to options or warrants granted prior to the date hereof, except pursuant to any such options or warrants which are hereafter modified or amended in any manner which has in any way the effect, directly or indirectly, of increasing the number of shares purchasable pursuant thereto or decreasing the exercise price thereof.

          "Additional Warrants" shall have the meaning ascribed thereto in
Section 2.A.

          "Additional Warrants Condition" shall mean the provision by Disney or an Affiliate of Disney of no less than forty Theatrical Titles in each twelve-month period of the Initial Term, commencing on First Cassette Distribution, and a total of 225 Theatrical Titles during the entire Initial Term.

          "Affiliate" shall mean, with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Appraised Value" shall mean the fair market value of all equity capital, including all outstanding Common Stock and all options, warrants and rights to acquire Common Stock or convert into Common Stock, as determined by a written appraisal (the "Appraisal") prepared by an appraiser acceptable to the Issuer and the holders of Warrants evidencing 50% in number of the total number of Stock Units at the time purchasable upon the exercise of all then outstand-ing Warrants. "Fair market value" is defined for this purpose as the price in a single transaction determined on a going-concern basis that would be agreed upon by the most likely hypothetical buyer for 100% of the equity capital of the Issuer. In the event that the Issuer and said holders cannot, in good faith, agree upon an appraiser, then the Issuer, on the one hand, and said holders, on the other hand, shall each select an appraiser, the two appraisers so selected shall select a third appraiser who shall be directed to prepare such the Appraisal and the term Appraised Value shall mean the appraised value set forth in the Appraisal prepared in accordance with this definition.

          "Business Day" shall mean any day on which commercial banks are not authorized or required to close in Los Angeles, California.

          "Commission" shall mean the Securities and Exchange Commission or any other similar or successor agency of the United States government administering the Securities Act.

          "Common Stock" shall mean the Issuer's authorized Common Stock, par value $.001 per share, irrespective of class unless otherwise specified, as constituted on the date of this Agreement, and any stock into which such Common Stock may thereafter be changed or any other capital stock that is not pre-ferred as to dividends or distribution of assets over any other class of stock of the Issuer, and which is not subject to redemption, that may be authorized by the Issuer.

          "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for Additional Shares of Common Stock, either immediately or upon the arrival of a specified date or the happening of a specified event.

          "Current Market Price" per share of Common Stock for the purposes of any provision of this Warrant at the date herein specified, shall be deemed to be the price determined pursuant to the first applicable of the following methods.

               (i) If the Common Stock is traded on a national securities exchange or is traded in the over-the-counter market, the Current Market Price per share of Common Stock shall be deemed to be the average of the daily market prices for 10 consecutive Trading Days commencing 10 Trading Days before such date. The market price for each such Trading Day shall be, (a) if the Common Stock is traded on a national securities exchange, its last sale price on the preceding Trading Day on such national securities exchange or, if there was no sale on that day, the last reported sale price on such national exchange on the next preceding Trading Day on which there was a sale, or (b) if the principal market for the Common Stock is the over-the-counter market, and the Common Stock is quoted on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"), the last sale price reported on NASDAQ on the preceding Trading Day or, if the Common Stock is an issue for which last sale prices are not reported on NASDAQ, the closing bid quotation on such day, but, in each of the next preceding two cases, if the relevant NASDAQ price or quotation did not exist on such day, then the price or quotation on the next preceding Trading Day in which there was such a price or quotation.

               (ii) If the Current Market Price per share of Common Stock can-not be ascertained by any of the methods set forth in paragraph (i) immediately above, the Current Market Price per share of outstanding Common Stock shall be deemed to be the price equal to the quotient determined by dividing the Appraised Value by the number of shares (including any fractional shares) of Common Stock, on a fully diluted basis in accordance with GAAP.

          "Current Warrant Price" per share of Common Stock, for the purpose of any provision of this Warrant at the date herein specified, shall mean the amount equal to the quotient resulting from dividing the Exercise Price in effect on such date by the number of shares (including any fractional share) of Common Stock comprising a Stock Unit on such date.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and any similar or successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Exercise Period" shall mean the period between commencement and expiration of the right to exercise a Warrant, as set forth in Section 2.

          "Exercise Price" shall mean, on the Issue Date, an amount per Stock Unit equal to the market price of the Common Stock on the trading day preceding the Issue Date. The market price for such trading day shall be, (a) if the Common Stock is quoted under the NASDAQ National Market Issues column in the Wall Street Journal, the average of the closing high and low quotations on such trading day, or, if there were no sales on that day, on the preceding trading day on which there was a sale, or (b) if the Common Stock is traded on a national securities exchange, the average of the closing high and low quota-tions for the Common Stock on such exchange on such trading day, or, if there were no sales on that day, on the preceding trading day on which there was a sale, or (c) the last sale price reported on NASDAQ on such trading day, or, if the Common Stock is an issue for which last sale prices are not reported on NASDAQ, the closing bid quotation on such day, but, in each of the next preceding two cases, if relevant NASDAQ price or quotation did not exist on such day, then the price or quotation on the preceding trading day in which there was such a price or quotation. If the market price per share cannot be ascertained by any of the methods set forth in this definition, the market price per share of outstanding Common Stock shall be deemed to be the price equal to the quotient determined by dividing the Appraised Value by the number of shares (including any fractional shares) of Common Stock, on a fully diluted basis in accordance with GAAP.

          "Extension Date" shall mean the execution date of an agreement to renew for an additional five year term the Output Contract.

          "First Cassette Distribution" shall mean the day, month and year that the first cassette is distributed by Disney or an Affiliate of Disney to Issuer pursuant to the Output Contract.

          "First Renewal Cassette Distribution" shall mean the day, month and year that the first cassette is distributed by Disney or an Affiliate of Disney to Issuer after the Extension Date.

          "GAAP" shall mean generally accepted accounting principles, consistently applied.

          "HSR Act" shall have the meaning ascribed thereto in Section 20.

          "Initial Term" shall mean the five-year period commencing on the date of execution of the Output Contract.

          "Initial Warrants" shall have the meaning ascribed thereto in
Section 2.A.

          "Issue Date" shall mean the day, month and year of the issuance of the Warrants.

          "Output Contract" shall mean the Heads of Agreement between an Affiliate of Disney and the Issuer, dated the date hereof, any definitive agreement which supersedes such Letter Agreement and any renewal thereof.

          "Person" shall mean a corporation, an association, a trust, a partnership, a joint venture, an organization, a business, an individual, a government or political subdivision thereof or a governmental body.

          "Pornographic Material" shall mean X-rated, NC-17 rated and/or unrated motion pictures or printed materials which contain explicit sexual and/or violent scenes or descriptions comparable to those contained in the motion pictures listed on Schedule I to the Output Contract and excluding NC-17 rated or unrated motion pictures of an artistic nature comparable to those motion pictures listed on Schedule II to the Output Contract and further specifically excluding motion pictures rated "R" by the Motion Picture Association of America.

          "Preferred Stock" shall mean capital stock of the Issuer of a class that is preferred as to dividends or distribution of assets over the Common Stock of the Issuer.

          "Renewal Term" shall mean the five-year period commencing on the Extension Date.

          "Renewal Warrants" shall have the meaning ascribed thereto in
Section 2.A.

          "Renewal Warrants Condition" shall mean the provision by Disney or an Affiliate of Disney to Issuer of no less than 225 Theatrical Titles during the Initial Term.

          "Restricted Certificate" shall mean a certificate for Common Stock or a Warrant bearing the restrictive legend set forth in Section 10.

          "Restricted Securities" shall mean Restricted Stock and Restricted Warrants.

          "Restricted Stock" shall mean Warrant Stock evidenced by a Restricted Certificate.

          "Restricted Warrant" shall mean a Warrant evidenced by a Restricted Certificate.

          "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Seller" shall mean a holder of Restricted Stock of the Issuer for which the Issuer shall be required to file a registration statement or which shall be registered under the Securities Act at the request of such holder pursuant to any of the provisions of Section 11. Neither the Issuer nor any of its Affiliates shall be deemed a "Seller" for any purposes of this Agreement.

          "Stock Unit" shall constitute one share of Common Stock, as such Common Stock was constituted on the date of original issue of this Warrant and thereafter shall constitute such number of shares (including any fractional shares) of Common Stock as shall result from the adjustments specified in Section 4, if any.

          "Termination Event" shall have the meaning ascribed thereto in
Section 2.F.

          "Termination Notice Date" shall have the meaning ascribed thereto in Section 2.F.

          "Theatrical Title" shall have the meaning ascribed thereto in the Output Contract.

          "Trading Day" shall mean any day on which trading occurs on the Nasdaq National Market System.

          "Triggering Transaction" shall have the meaning ascribed thereto in
Section 4.G.

          "Triggering Transaction Closing Date" shall have the meaning ascribed thereto in Section 4.G.

          "Warrants" shall have the meaning ascribed thereto in Section 2.A.

          "Warrant Stock" shall mean the shares of Common Stock purchased or purchasable by the holder of a Warrant upon the exercise of such Warrant.

          SECTION 2.     Issuance, Form and Exercise of Warrant.

               A. Issuance and Form of Warrant. On the date hereof, the Issuer, upon the terms and subject to the conditions hereinafter set forth,
(i) will issue and deliver warrants to purchase 1,423,750 Stock Units to Disney (the "Initial Warrants"), (ii) will issue and deliver warrants to purchase an additional 750,000 Stock Units to Disney (the "Additional Warrants")and (iii) will issue and deliver warrants to purchase an additional 500,000 Stock Units (the "Renewal Warrants"). The Initial Warrants, the Additional Warrants, and the Renewal Warrants, if any, and all additional warrants issued upon transfer, division or combination of, or in substitution for, any thereof, shall hereinafter be referred to as the "Warrants." The text of each Warrant and the Form of Election to Purchase to be attached thereto shall be substantially as set forth in Exhibit A hereto. A single Warrant Certificate may evidence the issuance to a holder thereof of more than one Warrant.

               In the event the number of Warrants issued but not vested pursuant hereto shall be reduced in accordance with the provision of the Output Contract entitled "CEASING BUSINESS WITH A CUSTOMER," then any such reductions shall (i) first, be applied to reduce, to the fullest extent possible, the number of Warrants comprising the Additional Warrants, (ii) secondly, if necessary, be applied to reduce, to the fullest extent possible, the number of Warrants comprising the Renewal Warrants (reducing the Renewal Warrants which vest last in time first), and (iii) finally, if necessary, be applied to reduce to the fullest extent possible, the number of Warrants comprising the Initial Warrants (reducing the Initial Warrants which vest last in time first). Issuer shall provide Disney with written notice of any such reduction detailing (i)the reason for the reduction (including any calculations relating thereto) and (ii) the number of Warrants to which such reduction applies and whether the Warrants so reduced are Initial Warrants, Additional Warrants, Renewal Warrants, or any combination thereof.

               B. Vesting of Initial Warrants. Each Initial Warrant, during the period set forth below applicable to such Initial Warrant, subject to the provisions of Sections 2.E and 2.F, entitles the holder thereof to purchase one Stock Unit at the Exercise Price.

                    (a) Initial Warrants to purchase 284,750 Stock Units shall be exercisable commencing on the 30th day after First Cassette Distribution and expiring seven years after First Cassette Distribution.

                    (b) Initial Warrants to purchase 284,750 Stock Units shall be exercisable commencing on the first anniversary of First Cassette Distribution and expiring eight years after First Cassette Distribution.

                    (c) Initial Warrants to purchase 284,750 Stock Units shall be exercisable commencing on the second anniversary of First Cassette Distribution and expiring nine years after First Cassette Distribution.

                    (d) Initial Warrants to purchase 284,750 Stock Units shall be exercisable commencing on the third anniversary of First Cassette Distribution and expiring ten years after First Cassette Distribution.

                    (e) Initial Warrants to purchase 284,750 Stock Units shall be exercisable commencing on the fourth anniversary of First Cassette Distribution and expiring eleven years after First Cassette Distribution.

               C. Vesting of Additional Warrants. Each Additional Warrant, if Disney or an Affiliate of Disney complies with the Additional Warrants Condition, entitles the holder thereof, subject to the provisions of Sections 2.E and 2.F, commencing on the expiration of the Initial Term and expiring on the fifth anniversary thereof, to purchase one Stock Unit at the Exercise Price.

               D. Vesting of Renewal Warrants. Each Renewal Warrant, if Disney or an Affiliate of Disney complies with the Renewal Warrants Condition, entitles the holder thereof, during the period set forth below applicable to such Renewal Warrant, subject to the provisions of Sections 2.E and 2.F, to purchase one Stock Unit at the Exercise Price.

                    (a) Renewal Warrants to purchase 100,000 Stock Units shall be exercisable commencing on the first anniversary of First Renewal Cassette Distribution and expiring six years after First Renewal Cassette Distribution, provided that Disney or an Affiliate of Disney has provided to Issuer, during the prior twelve months, no less than forty Theatrical Titles.

                    (b) Renewal Warrants to purchase 100,000 Stock Units shall be exercisable commencing on the second anniversary of First Renewal Cassette Distribution and expiring seven years after First Renewal Cassette Distribution, provided that Disney or an Affiliate of Disney has provided to Issuer, during the prior twelve months, no less than forty Theatrical Titles.

                    (c) Renewal Warrants to purchase 100,000 Stock Units shall be exercisable commencing on the third anniversary of First Renewal Cassette Distribution and expiring eight years after First Renewal Cassette Distribution, provided that Disney or an Affiliate of Disney has provided to Issuer, during the prior twelve months, no less than forty Theatrical Titles.

                    (d) Renewal Warrants to purchase 100,000 Stock Units shall be exercisable commencing on the fourth anniversary of First Renewal Cassette Distribution and expiring eight years after First Renewal Cassette Distribution, provided that Disney or an Affiliate of Disney has provided to Issuer, during the prior twelve months, no less than forty Theatrical Titles.

                    (e) Renewal Warrants to purchase 100,000 Stock Units shall be exercisable commencing on the expiration of the Renewal Term and expiring five years thereafter, provided that Disney or an Affiliate of Disney has provided to Issuer, during the Renewal Term, no less than 225 Theatrical Titles.

          E. Acceleration of Vesting. Notwithstanding the foregoing provisions of this Section 2, Warrants shall become fully exercisable, as to the full number of unexercised Stock Units covered hereby, upon the occurrence of any of the following:

               (a) As provided in Section 4.G hereof in connection with a Triggering Transaction, when the Issuer delivers the Acceleration Notice referred to therein, or upon any sale, transfer or other disposition of all or substantially all of the property, assets or business of the Issuer to another corporation;

               (b) The acquisition, by (i) the executive officers and directors of the Issuer as a group, of beneficial ownership of voting securities of the Issuer, excluding any voting securities of the Issuer beneficially owned by Disney or any of its Affiliates, representing 50% or more of the aggregate votes entitled to be cast in the election of directors of the Issuer, or (ii) any other "person" except Disney or its Affiliates (not included in the foregoing clause (i)) of beneficial ownership of voting securities of the Issuer representing 25% or more of the aggregate votes entitled to be cast in the election of directors of the Issuer. For purposes of the foregoing, (x) "person" shall have the meaning defined in Section 13(d) of the Exchange Act, (y) the amount of voting securities deemed beneficially owned by any person or entity and the amount of all voting securities deemed to be outstanding shall be determined on a fully-diluted basis in accordance with GAAP, and (z) any shares of Warrant Stock shall be deemed beneficially owned by Disney or one of its Affiliates without regard to the actual ownership thereof, except such shares as have been transferred by Disney or any such Affiliate pursuant to any broker's transaction or other public offering thereof;

               (c) Five Business Days prior to the proposed consummation with respect to the Issuer of a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act (or, if necessary, such earlier date as the Issuer shall determine in good faith to be required in order for the holder to be able to participate in such transaction), it being agreed that the holder will receive actual notice of the l3e-3 Statement filed with the Commission on the date filed and actual notice of the date of acceleration hereunder no later than such date, and that if such transaction is not consummated, and this Warrant has been exercised, then the holder (and to the extent that the Warrant would not but for this paragraph be exercisable, the Issuer) shall be entitled to declare the exercise null and void and the holder shall, upon return of the Warrant Stock to the Issuer, be entitled to receive a refund of the exercise price and a warrant identical to this Warrant, and such acceleration shall become void ab initio, and this Warrant shall (as to any remaining unexercised portion thereof) remain in full force and effect in accordance with the terms hereof;

               (d) The Issuer shall make an assignment for the benefit of creditors, commence a voluntary case under the Federal Bankruptcy Code, or an order for relief shall be entered in an involuntary case under the Federal Bankruptcy Code, or the Issuer shall adopt a plan of liquidation or dissolution or be generally unable to pay its debts as such become due;

               (e) The Issuer shall breach the Output Contract and not cure such breach within thirty days of written notice of such breach by Disney or an Affiliate of Disney;

               (f) The Issuer or any of its Affiliates shall have commenced in any manner whatsoever in the production, license, advertisement, manufacture, promotion, distribution or other commercial exploitation of Pornographic Material; provided, however, such activity conducted through the Issuer's two (2) retail outlets shall not constitute a violation of this provision as long as the Issuer ceases acquiring Pornographic Material for such outlets and ceases selling any such Pornographic Material on or before that date 120 days from the date hereof. The Issuer hereby agrees to promptly notify Disney in writing upon engaging in such activities relating to Pornographic Material; or

               (g) The election to the Board of Directors of the Issuer of a person (other than an officer, director or employee of Disney or any of its Affiliates) who, while serving as such director of the Issuer, is an officer, director or employee of a "major studio" (as that term is commonly used and understood in the entertainment industry) or an entity controlled by a major studio, or an officer, director or employee of a supplier of motion pictures and/or other copyrighted material in the entertainment industry which supplies to the Issuer products, the sale or distribution of which by the Issuer results in revenues constituting 5% or more of the Issuer's net revenues during the fiscal year of the Issuer.

          Upon any acceleration resulting from the foregoing provisions of this Section 2.E, Warrants shall remain exercisable for a period of sixty
(60) days following the event giving rise to such acceleration or until the expiration of the Exercise Period for such Warrant, whichever is later.

          F. Termination of Vesting. If (i) at the end of any twelve-month period during the Initial Term, such twelve-month periods commencing on First Cassette Distribution or (ii) at the end of any twelve-month period during the Renewal Term, such twelve-month periods commencing on First Renewal Cassette Distribution, neither Disney nor an Affiliate of Disney has distributed, during such twelve-month period, to Issuer a Theatrical Title (each of (i) and (ii) a "Termination Event"), all rights regarding Warrants not vested prior to the date of delivery of written notice by Issuer to Disney of a Termination Event (the "Termination Notice Date") shall become null and void, provided, however, this provision shall not apply if the failure to provide a Theatrical Title was the result of a breach of the Output Contract by the Issuer. In the event of a Termination Event, the exercise period for all vested Warrants shall expire 90 days from the Termination Notice Date.

          G. Manner of Exercise; Other Provisions Regarding Exercise. In order to exercise a Warrant, in whole or in part, the holder hereof shall deliver to the Issuer at its office maintained for such purpose pursuant to
Section 16 (i) a written notice of such holder's election to exercise a Warrant, which notice shall be in the Form of Election to Purchase, and (ii) a sum equal to the Current Warrant Price per share of Common Stock to be purchased upon the exercise of such Warrant in immediately available funds. Upon delivery thereof, the Issuer shall cause to be executed and delivered to such holder within five Business Days a certificate or certificates representing the aggregate number of fully-paid and nonassessable shares of Common Stock issuable upon such exercise.

          The stock certificate or certificates for Warrant Stock so delivered shall be in such denominations as may be specified in said notice and shall be registered in the name of such holder or such other name or names as shall be designated in said notice. Such certificate or certificates shall be deemed to have been issued and such holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as a stockholder, within two Business Days of the time said notice is delivered to the Issuer as aforesaid. If a Warrant shall have been exercised only in part, the Issuer shall, within two Business Days of delivery of said certificate or certificates, deliver to such holder a new Warrant dated the date it is issued, evidencing the rights of such holder to purchase the remaining Stock Units called for by such Warrant, which new Warrant shall in all other respects be identical with the Warrant, or, at the request of such holder, appropriate notation may be made on the Warrant exercised in part and shall be returned to such holder.

          Except as otherwise provided in Section 8 hereof, the Issuer shall pay all expenses, transfer taxes and other charges payable in connection with the preparation, issue and delivery of stock certificates under this Section 2, except that, if such stock certificates shall be registered in a name or names other than the name of the holder of the Warrant, funds sufficient to pay all stock transfer taxes which shall be payable upon the issuance of such stock certificate or certificates shall be paid by the holder hereof at the time of delivering the notice of exercise mentioned above.

          All shares of Common Stock issuable upon the exercise of a Warrant shall be validly issued, fully paid and nonassessable, and free from all liens and other encumbrances thereon.

          The Issuer will not close its books against the transfer of a Warrant or of any share of Warrant Stock in any manner which interferes with the timely exercise of this Warrant.

          The Issuer shall issue certificates for fractional shares of stock upon any exercise of this Warrant whenever, in order to implement the provisions of this Warrant, the issuance of such fractional shares is required, or, at the Issuer's option, the Issuer may promptly pay cash in lieu of fractional shares determined by the Issuer by multiplying such fraction by the Current Market Price on the date of exercise.

          SECTION 3. TRANSFER, DIVISION AND COMBINATION. Subject to Section 10, a Warrant is, and all rights thereunder are, transferable, in whole or in part, on the books of the Issuer to be maintained for such purpose, upon surrender of a Warrant at the office of the Issuer maintained for such purpose pursuant to Section 16, together with a written assignment of a Warrant duly executed by the holder thereof or its agent or attorney and payment of funds sufficient to pay any stock transfer taxes payable upon the making of such transfer. Upon such surrender and payment the Issuer shall, subject to Section 10, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 10, may be exercised by an assignee for the purchase of shares of Common Stock without having a new Warrant issued.

          A Warrant may, subject to Section 10, be divided or combined with other Warrants upon presentation at the aforesaid office of the Issuer, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the holder thereof or its agent or attorney. Subject to compliance with Section 10, as to any transfer which may be involved in such division or combination, the Issuer shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

          The Issuer shall pay all expenses, taxes (other than stock transfer taxes) and other charges incurred by the Issuer in the performance of its obligations in connection with the preparation, issue and delivery of Warrants under this Section 3.

          The Issuer agrees to maintain at its aforesaid office books for the registration and transfer of the Warrants.

          SECTION 4. ADJUSTMENT OF STOCK UNIT. The number of shares of Common Stock comprising a Stock Unit, or the price at which a Stock Unit may be purchased upon exercise of a Warrant, shall be subject to adjustment from time to time as set forth in this Section 4 and in Section 5.

          A.   Stock Dividends, Subdivisions and Combinations.   If at any
time or from time to time the Issuer shall:

                (l) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, Common Stock, or

                (2) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

                (3) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then the number of shares of Common Stock comprising a Stock Unit immediately after the happening of any such event shall be adjusted so as to consist of the number of shares of Common Stock which a record holder of the number of shares of Common Stock comprising a Stock Unit immediately prior to the happening of such event would own or be entitled to receive after the happening of such event.

          B. Certain Other Dividends and Distributions. If at any time or from time to time the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

                (l) cash (other than a cash distribution made as a dividend and payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Issuer, to the extent, but only to the extent, that the aggregate of all such dividends paid or declared after the date hereof, does not exceed the consolidated net income of the Issuer earned subsequent to the date hereof determined in accordance with generally accepted accounting principles, consistently applied), or

                (2) any evidence of its indebtedness (other than Convertible Securities), any shares of its stock (other than Additional Shares of Common Stock and other than Preferred Stock) or any other securities or property of any nature whatsoever (other than cash and other than Convertible securities, Additional Shares of Common Stock or Preferred Stock), or

                (3) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness (other than Convertible Securities), any shares of its stock (other than Additional Shares of Common Stock and other than Preferred Stock) or any other securities or property of any nature whatsoever (other than cash and other than Convertible Securities or Additional Shares of Common Stock or Preferred Stock), then the number of shares of Common Stock thereafter comprising a Stock Unit shall be adjusted to that number determined by multiplying the number of shares of Common Stock comprising a Stock Unit immediately prior to such adjustment by a fraction
(i) the numerator of which shall be the Current Market Price per share of Common Stock at the date of taking such record, and (ii) the denominator of which shall be such Current Market Price per share minus the portion applicable to one share of Common Stock of any such cash so distributable and of the fair value of any and all such evidences of indebtedness, shares of stock, other securities or property, or warrants or other subscription or purchase rights, so distributable. Such fair value shall be determined in good faith by the Board of Directors of the Issuer, provided that if such determination is objected to by the holders of Warrants entitled to purchase a majority of the Stock Units covered thereby, such determination shall be made by an independent appraiser chosen in the manner specified in the definition of Appraised Value. A reclassification of the Common Stock into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Issuer to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.B and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of
Section 4.A.

               If at any time or from time to time the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or distribution of Preferred Stock, then in each such event, provisions shall be made so that the holder of this Warrant shall be entitled to receive upon exercise, in addition to the number of shares of Common Stock comprising a Stock Unit, the amount of Preferred Stock that the holder would have been entitled to receive had such holder exercised Warrants on the date of such event, and had thereafter retained such Preferred Stock from the date of such event through and including the date of exercise, subject to all other adjustments called for during such period under this
Section 4.

          C. Issuance of Additional Shares of Common Stock. If at any time or from time to time the Issuer shall (except as hereinafter provided) issue, whether in connection with the merger of a corporation into the Issuer or otherwise, any Additional Shares of Common Stock for a consideration per share less than the Current Market Price, then the number of shares of Common Stock thereafter comprising a Stock Unit shall be adjusted to be that number determined by multiplying the number of shares of Common Stock comprising a Stock Unit immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock then outstanding calculated on a fully-diluted basis in accordance with GAAP, plus the number of such Additional Shares of Common Stock so issued, and (y) the denominator of which shall be the number of shares of Common Stock then outstanding calculated on a fully-diluted basis in accordance with GAAP plus the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares of Common Stock would purchase at the Current Market Price. For purposes of this Section 4.C, the date as of which the Current Market Price shall be computed shall be the earlier of (i) the date on which the Issuer shall enter into a firm contract for the issuance of such Additional Shares of Common Stock (or, if such contract specifies that the price will be determined as of a later date, then such later date shall be used for purposes of this clause (i)), or (ii) the date of actual issuance of such Additional Shares of Common Stock. The provisions of this Section 4.C shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 4.A. No adjustment of the number of shares of Common Stock comprising a Stock Unit shall be made under this Section 4.C upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any options, warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, if any such adjustment shall previously have been made upon the issuance of such options, warrants or other rights or upon the issuance of such Convertible Securities (or upon the issuance of any option, warrant or other right there for) pursuant to Section 4.D or Section 4.E.

          D. Issuance of Warrants, Options or Other Rights. If at any time or from time to time the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall otherwise issue, any warrants, options or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities and the consideration per share for which additional shares of Common Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights or pursuant to the terms of such Convertible Securities shall be less than the Current Market Price, then the number of shares of Common Stock thereafter comprising a Stock Unit shall be adjusted as provided in Section 4.C on the basis that (i) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants, options or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date specified in the last sentence of this Section 4.D, (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Issuer for the issuance of such Additional Shares of Common Stock pursuant to such warrants, options or other rights or pursuant to the terms of such Convertible Securities and (iii) the consideration per share received by the Issuer for such Additional Shares of Common Stock shall be that number determined by dividing (a) the aggregate consideration for such maximum number of Additional Shares of Common Stock (determined as set forth in clause (ii) of this sentence) by (b) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants, options or other rights or necessary to effect the conversion or exchange of all such Convertible Securities (determined as set forth in clause (i) of this sentence).

          For purposes of this Section 4.D, the term Common Stock includes all warrants, options or other rights with respect to or convertible into the Common Stock. For purposes of this Section 4.D, the computation date for subclause (i) above and as of which the Current Market Price shall be computed shall be the earliest of (x) the date on which the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any such warrants, options or other rights, (y) the date on which the Issuer shall enter into a firm contract (or, if such contract specifies that the price will be determined as of a later date, then such later date shall be used for purposes of this clause (y)) for the issuance of such warrants, options or other rights, and (z) the date of actual issuance of such warrants, options or other rights.

          E.   Issuance of Convertible Securities.     If at any time or from
time to time the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall otherwise issue, any Convertible Securities and the consideration per share for which Additional Shares of Common Stock may at any time thereafter be issuable pursuant to the terms of such Convertible Securities shall be less than the Current Market Price, then the number of shares of Common Stock thereafter comprising a Stock Unit shall be adjusted as provided in Section 4.C on the basis that (i) the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the computation date specified below in this Section 4.E, (ii) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Issuer for the issuance of such Additional Shares of Common Stock pursuant to the terms of such Convertible Securities and (iii) the consideration per share received by the Issuer for such Additional Shares of Common Stock shall be that number determined by dividing (a) the aggregate consideration for such maximum number of Additional Shares of Common Stock (determined as set forth in clause (ii) of this sentence) by (b) the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities (determined as set forth in clause (i) of this sentence).

          For purposes of this Section 4.E, the computation date for clause
(i) above and as of which the Current Market Price shall be computed shall be the earliest of (x) the date on which the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any such Convertible Securities, (y) the date on which the Issuer shall enter into a firm contract for the issuance of such Convertible Securities (or, if such contract specifies that the price will be determined as of a later date, then such later date shall be used for purposes of this clause (y)), and (z) the date of actual issuance of such Convertible Securities. No adjustment of the number of shares of Common Stock comprising a Stock Unit shall be made under this Section 4.E upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights there for, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 4.D.

          F. Other Provisions Applicable to Adjustments Under this Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock comprising a Stock Unit hereinbefore provided for in this Section 4:

                (l) Treasury Stock. The sale or other disposition of any issued shares of Common Stock owned or held by or for the account of the Issuer shall be deemed an issuance thereof for purposes of this Section 4.

                (2) Computation of Consideration. To the extent that any Additional Shares of Common Stock or any Convertible Securities or any warrants, options or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities shall be issued for a cash consideration, the consideration received by the Issuer therefor shall be deemed to be the amount of cash received by the Issuer therefor, or, if such Additional Shares of Common Stock or Convertible securities are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or receivable for accrued interest or accrued dividends and without deduction of any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issue thereof. To the extent that such issuance shall be for a consideration other than solely for cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board of Directors of the Issuer. If such determination is objected to by the holders of Warrants evidencing a majority in number of the total number of Stock Units at the time purchasable upon the exercise of all then outstanding Warrants, such determination shall be made by an independent appraiser chosen in the manner specified in the definition of Appraised Value. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration \received or receivable by the Issuer for issuing such warrants, options or other rights, plus the additional consideration payable to the Issuer upon the exercise of such warrants, options or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Convertible Securities shall be the consideration received or receivable by the Issuer for issuing any warrants, options or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Shares of Common Stock or Convertible Securities in payment or satisfaction of any dividend upon any class of stock other than Common Stock, the Issuer shall be deemed to have received for such Additional Shares of Common Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

                (3) When Adjustments To Be Made. The adjustments required by the preceding subsections of this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment shall be made except pursuant to Section 4.A if it would decrease the number of shares of Common Stock comprising a Stock Unit immediately prior to such adjustment. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

                (4) Fractional Interests. In computing adjustments under this Section, fractional interests in Common Stock shall be taken into account to the nearest one-thousandth of a share.

                (5) When Adjustment Not Required. If the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution thereof to shareholders, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

                (6) When Readjustments Made. The number of shares of Common Stock comprising a Stock Unit that may be purchased upon exercise of this Warrant shall be readjusted to reflect the expiration of any warrants, options or other rights, except where no adjustment of the number of shares of Common Stock comprising a Stock Unit had previously been made pursuant to this Section 4 with respect to such expired warrant, option or right.

          G. Merger or Consolidation. If the Issuer shall merge or consolidate into another corporation and, pursuant to the terms of such merger or consolidation, shares of common stock of the successor corporation are to be received by or distributed to the holders of Common Stock of the Issuer, then the holder of this Warrant shall have the right thereafter to receive, upon exercise of such Warrant, Stock Units each comprising the number of shares of common stock of the successor corporation receivable upon or as a result of such merger or consolidation by a holder of the number of shares of Common Stock comprising a Stock Unit immediately prior to such event, plus any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights that the holder would have been entitled to receive had such holder exercised this Warrant prior to such merger or consolidation, and had such holder thereafter retained such shares of stock, securities or other property from the date of such merger or consolidation through and including the date of exercise of this Warrant, subject to all other adjustments called for during this period under Section 4).

               In the case of any such merger or consolidation, the successor corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Issuer and all of the obligations and liabilities hereunder, subject to such modification as shall be necessary to provide for adjustments of Stock Units which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. The foregoing provisions of this Section 4.G shall similarly apply to successive mergers or consolidations.

                If the Issuer proposes to merge or consolidate into another corporation where the Issuer is not the surviving corporation, and if holders of the Issuer's Common Stock immediately prior to such merger are expected to own less than fifty percent (50%) of the surviving corporation's common stock immediately after such merger (a "Triggering Transaction"), the Issuer shall, within 30 Business Days before the proposed consummation of such Triggering Transaction, give notice to the holder (the "Acceleration Notice") which notice shall describe the proposed Triggering Transaction in reasonable detail, shall include a description of any consideration to be received by holders of Common Stock of the Issuer in connection with such Triggering Transaction and shall describe the accelerated vesting and purchase rights of the Issuer as set forth in the following sentence, and shall set forth the proposed date of the consummation thereof (the "Triggering Transaction Closing Date"). Notwithstanding anything contained in Section 2 or elsewhere in this Agreement, upon receipt of such Acceleration Notice by the holder, each Warrant shall immediately become exercisable. If the holder does not exercise the Warrant on or before the fifth Business Day prior to the Triggering Transaction Closing Date, the Issuer shall on the Triggering Transaction Closing Date, have the right to purchase the Warrant from the holder, if the Triggering Transaction Closing Date is on or prior to the second anniversary of the date hereof, at a price equal to twice the Exercise Price on the Triggering Transaction Closing Date for all Stock Units then unexercised, and if the Triggering Transaction Closing Date is after the second anniversary of the date hereof, at a price equal to three times the Exercise Price on the Triggering Transaction Closing Date for all Stock Units then unexercised; provided however, that if the Triggering Transaction is not consummated within 30 Business Days after the Triggering Transaction Closing Date, and the Warrant has been exercised, then (l) the holder (and to the extent that the Warrant would not then be exercisable pursuant to Section 2, the Issuer) shall be entitled to declare the exercise null and void and the holder shall, upon return of the Warrant Stock to the Issuer, be entitled to receive a refund of the exercise price and a warrant identical to this Warrant, and (2) such accelerated vesting shall become void ab initio, and this Warrant shall (as to any remaining unexercised portion thereof) remain in full force and effect in accordance with the original terms hereof.

               The foregoing provisions of this Section 4.G shall similarly apply to successive mergers, consolidations or dispositions of assets. In addition to any other requirements hereunder, the Issuer shall give notice to each holder of the Warrants of any such merger, consolidation or disposition at least 30 days before the occurrence thereof. If such notice does not constitute an Acceleration Notice pursuant to the preceding paragraph, it shall so state.

          SECTION 5. NOTICE TO WARRANT HOLDERS. Whenever the number of shares of Common Stock comprising a Stock Unit, or the price at which a Stock Unit may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Issuer shall forthwith obtain a certificate signed by the principal financial officer of the Issuer or, if the holders of at least 50.1% of the Warrants request, by independent accountants, of recognized national standing, selected by the Issuer and acceptable to the holders of the Warrants, setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a statement of the fair value, as determined by the Board of Directors of the Issuer or by appraisal (if applicable), of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.B,
Section 4.F(2) or Section 4.G and specifying the number of shares of Common Stock comprising a Stock Unit, and any change in the Current Warrant Price or Prices per share of Common Stock, after giving effect to such adjustment or change. The Issuer shall promptly, and in any case within three Business Days after the making of such adjustment, cause a signed copy of such certificate to be delivered to each holder of a Warrant. The Issuer shall keep at its office or agency, maintained for the purpose pursuant to Section 16, copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any holder of a Warrant or any prospective purchaser of a Warrant designated by a holder thereof.

          SECTION 6. RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY. The Issuer shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock that shall be issued upon exercise of any Warrant and payment of the exercise price thereof to the Issuer, shall be duly and validly issued and fully-paid and nonassessable.

          Before taking any action which would cause an adjustment reducing the Current Warrant Price per share of Common Stock below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Issuer shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Issuer may validly and legally issue fully-paid and nonassessable shares of Common Stock at such adjusted Current Warrant Price.

          Before taking any action which would result in an adjustment in the number of shares of Common Stock comprising a Stock Unit or in the Current Warrant Price per share of Common Stock, the Issuer shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

          If any shares of Common Stock required to be reserved for issue upon exercise of Warrants require registration with any governmental authority under any federal or state law (otherwise than as provided in Section 11) before such shares may be so issued, the Issuer will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

          SECTION 7. TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS. In the case of all dividends or other distributions by the Issuer to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Issuer will in each such case take such a record and will take such record as of the close of business on a Business Day. The Issuer will not at any time, except upon dissolution, liquidation or winding up, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

          SECTION 8. TRANSFER TAXES. The Issuer will pay any and all transfer taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on exercise of this Warrant. The Issuer shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which this Warrant is registered, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Issuer the amount of any such tax, or has established, to the satisfaction of the Issuer, that such tax has been paid.

          SECTION 9. NO VOTING RIGHTS. Except as expressly provided herein, this Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Issuer.

          SECTION 10. RESTRICTIONS ON TRANSFERABILITY. Warrants shall not be transferable at any time without the prior written consent of the Issuer, and any purported transfer without such consent shall be void. Restricted Stock shall not be transferable except upon the conditions specified in this
Section 10. Notwithstanding any other provisions of this Section 10 to the contrary, the holder of Restricted Securities shall have the right to transfer any Restricted Securities to an Affiliate of such holder, in each case free of the restrictions imposed by this Section 10 other than the requirement as to the legending of the certificates for such Restricted Securities specified in Section 10.B. Each such transferee shall be subject to the same transfer restrictions imposed on the holder of the Restricted Securities so transferred.

          A. Restrictive Legend. Unless and until otherwise permitted by this Section 10, each certificate for Warrants issued pursuant to the terms hereof, each certificate for any Warrants issued to any subsequent transferee of any such certificate, each certificate for Warrant Stock issued upon exercise of any Warrant and each certificate for Warrant Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE PROPOSED TRANSACTION DOES NOT REQUIRE REGISTRATION OR QUALIFICATION UNDER FEDERAL OR STATE SECURITIES LAWS OR UNLESS THE PROPOSED TRANSACTION IS REGISTERED OR QUALIFIED, AS SO REQUIRED.

          "THE TRANSFER OF AND OTHER TERMS OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE GOVERNED BY AND SUBJECT TO CONDITIONS SPECIFIED IN THAT CERTAIN WARRANT AGREEMENT DATED July 22, 1994, AND NO TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. UNDER CERTAIN CIRCUMSTANCES, THE ISSUER HAS AGREED TO ISSUE TO THE HOLDER HEREOF A NEW CERTIFICATE, NOT BEARING THIS LEGEND, FOR THE SECURITIES EVIDENCED HEREBY REGISTERED IN THE NAME OF SUCH HOLDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS CONTAINED IN SUCH WARRANT."

          B. Notice of Proposed Transfers. Prior to any transfer or attempted transfer of any Restricted Securities not covered by the proviso contained in the introductory paragraph to this Section 10, the holder thereof shall give written notice to the Issuer of such holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail. Upon receipt of such notice, the Issuer may request an opinion of counsel of such holder (which counsel shall be reasonably satisfactory to the Issuer) to the effect that such proposed transfer may be effected without registration of the Restricted Securities under the Securities Act. Upon receipt by the Issuer of such opinion, or if the Issuer does not request such an opinion, within 10 Business Days after the Issuer receives notice of the proposed transfer, such holder shall thereupon be entitled to transfer such Restricted Securities in accordance with the precise terms and conditions of the notice delivered by such holder to the Issuer. Each certificate evidencing the Restricted Securities thus to be transferred (and each certificate evidencing any untransferred balance of the Restricted Securities evidenced by such Restricted Certificate) shall bear the restrictive legend set forth above, unless, in the reasonable opinion of the Issuer, pursuant to Rule 144 of the Securities Act such legend is not required in order to insure compliance with the Securities Act.

          SECTION 11.  REGISTRATION RIGHTS.

          A. Demand Registration. At any time on or after the Issue Date, the holders of Warrants or Warrant Stock shall be entitled to request in writing that Issuer use its best efforts to effect the registration of the Restricted Stock under the Securities Act, all in accordance with the following provisions of this Section 11, provided, however, that (i) the Issuer shall not be required to effect any registration of Restricted Stock pursuant to such request unless at least 25% of the Restricted Stock then outstanding is to be registered in such registration and (ii) the holders of Warrants or Warrant Stock shall be entitled to three such requests. Disney shall have no right to demand or obtain registration of the Warrants.

          Notwithstanding anything contained in the first paragraph of this
Section 11.A to the contrary, the Issuer may postpone registration of the shares of Restricted Stock demanded to be registered if, upon request for registration, (i) the Issuer notifies the demanding holders that it is contemplating filing a registration statement within 90 days of such demand (which shall not affect the holders other rights hereunder, including without limitation such holder's rights under Section 11.B below), (ii) the Issuer notifies the demanding holders that a material event has occurred that has not yet been publicly disclosed and if disclosed would materially adversely affect the Issuer or (iii) the Issuer notifies the demanding holders that the proposed registration would cause the Issuer unreasonable accounting costs. In the case of clause (i) of this paragraph, if the Issuer does not file such contemplated registration statement within such 90-day period, it shall use its reasonable best efforts, as soon as practical upon the first to occur of the abandonment of such contemplated registration statement or the expiration of such 90-day period, to register the shares of the Restricted Stock demanded to be registered. In the case of clause (ii) of this paragraph, the Issuer may not delay the filing of the requested registration statement for more than 60 days from the time of demand. In the case of clause (iii) of this paragraph, the Issuer may not delay the filing of the requested registration statement for more than 60 days from the time of demand, and if the demanding holders agree to bear the cost of accounting procedures necessary for the registration, the Issuer may not postpone such registration. The Issuer cannot exercise the rights of postponement under the foregoing clauses (i), (ii) or (iii) of this paragraph more than once during any six-month period. If any such postponement extends beyond the date on which any Warrant expires, the obligations of the Issuer under this Agreement shall be extended by a number of days necessary to complete the distribution of securities subject to such postponement. In the case of postponement pursuant to clause (i), (ii) or (iii)of this paragraph, the request for registration will not constitute a request for purposes of determining the number of requests permitted pursuant to the first sentence of this paragraph.

          If the offering to which the proposed registration under this
Section 11.A relates is distributed by or through an underwriter or underwriters and the Issuer or the holders of Common Stock have rights to join, then if in the opinion of the managing underwriter the number of securities requested to be included in such offering is likely to have a material impact on the offering then there shall be included in such offering
(i) first, the maximum number of shares of Restricted Stock requested to be included in such offering by the holders thereof, (ii) then, the maximum number of securities, if any, proposed to be sold by the Issuer for its own account, and (iii) then, by other securities holders, such number of securities, if any, which in the opinion of the managing underwriter can be sold without having such material impact.

          B. Incidental Registration. If the Issuer at any time proposes to register on or after the Issue Date any of its equity securities under the Securities Act on Form S-1, S-2 or S-3, or any equivalent or successor forms thereto or other applicable form, whether of its own accord or at the request of any holder or holders of such securities, it will give written notice to all holders of outstanding Restricted Securities of its intention so to do.

          Upon the written request of a holder or holders of any Warrants or Warrant Stock given within 30 days after receipt of any such notice (stating the intended method of disposition of such securities by the prospective Seller or Sellers), the Issuer will use its best efforts to cause all Restricted Stock to be registered under the Securities Act, to the extent necessary to permit the sale or other disposition (as previously stated) by such prospective Seller or Sellers; provided, however, the Issuer may elect not to file a registration statement pursuant to this Section 11.B for any reason whatsoever or may withdraw any registration statement filed pursuant to this Section 11.B at any time prior to the effective date thereof. In the case of an underwritten public equity offering by the Issuer, (i) each holder of Restricted Securities shall, if requested by the managing underwriter, agree not to sell publicly any equity securities of the Issuer held thereby, other than the Restricted Stock so registered, for a period of up to 120 days following the effective date of the registration statement relating to such offering, and (ii) each Seller agrees that all of the Restricted Stock to be sold pursuant to the request procedures set forth in this Section 11.B shall be registered pursuant to such registration statement and disposed of as therein described.

          If the offering to which the proposed registration under this
Section 11.B relates is distributed by or through an underwriter or underwriters, and if, in the opinion of the managing underwriter for the respective offering, the inclusion in such registration of all shares of Restricted Stock sought to be registered by Sellers pursuant to this Section 11.B is likely to have a material adverse impact on such offering, then such number of shares of Restricted Stock shall be reduced pro rata along with shares of equity securities of other sellers selling pursuant to other incidental registration rights, to the extent necessary to reduce the number of such shares of equity securities to be registered to the number recommended by the managing underwriter.

          C. Registration Procedures. If and whenever the Issuer is required by the provisions of this Section 11 to use its best efforts to effect the registration of any of the Restricted Stock under the Securities Act, the Issuer shall as soon as reasonably practical:

                (l) cooperate with any underwriters for, and the Sellers of, such Restricted Stock, enter into a usual and customary underwriting agreement with respect thereto and take all such other reasonable actions as are necessary or advisable to permit, expedite and facilitate the disposition of such Restricted Stock in the manner contemplated by the related registration statement, and the Issuer will provide to any Seller of Restricted Stock, any underwriter participating in any distribution thereof pursuant to a registration statement, and any attorney, accountant or other agent retained by any Seller or underwriter, reasonable access to appropriate Issuer officers and employees to answer questions and to supply information reasonably requested by any such Seller, underwriter, attorney, accountant or agent in connection with such registration statement;

                (2) prepare and file with the Commission as promptly as reasonably practical a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective; and prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of 120 days (plus any period during which the effectiveness of the registration statement has been suspended) or until the distribution contemplated by the registration statement is completed, whichever occurs first, and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement whenever the Seller or Sellers of such securities shall desire to sell or otherwise dispose of the same; provided that no such registration statement will be filed by the Issuer until Sellers of securities included therein shall have had a reasonable opportunity to review the same and to exercise their rights under clause (l) above with respect thereto, and, to the extent reasonably practicable, no amendment to any such registration statement naming such Sellers as selling shareholders shall be filed with the Commission until such Sellers shall have had at least one day to review such amendment;

                (3) furnish to each Seller such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such Seller may reasonably request in order to facilitate the public sale or other disposition of the securities owned by such Seller;

                (4) use its best efforts to register or qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each Seller shall reasonably request, and do any and all other acts and things that may be necessary or advisable to enable such Seller to consummate the public sale or other disposition in such jurisdictions of the securities owned by such Seller, except that the Issuer shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process or submit the general taxation of any such jurisdiction;

                (5) use its best efforts to furnish or cause to be furnished to each Seller of Restricted Stock covered by such registration statement, addressed to such Sellers, a copy of the opinion of counsel for the Issuer, and a copy of the "comfort" letter signed by the independent public accountants who have certified the Issuer's financial statements included in the registration statement, delivered on the closing date to the underwriters of such Restricted Stock;

                (6) in the event of the issuance of any stop order suspending the effectiveness of any registration statement or of any order suspending or preventing the use of any prospectus or suspending the qualification of any Restricted Stock for sale in any jurisdiction, use its best efforts promptly to obtain its withdrawal;

                (7) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, beginning with the first fiscal quarter beginning after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

                (8) list such securities on any securities exchange on which any stock of the Issuer is then listed, if the listing of such securities is then permitted under the rules of such exchange;

                (9) take such further action as any holder or holders of Restricted Stock may reasonably request, all to the extent reasonably required to enable such holders to sell Restricted Stock pursuant to the Securities Act and applicable state securities laws; and

                (10) if requested by any Seller, the Issuer shall furnish to such Seller certificates representing the Restricted Stock being offered pursuant to the registration which contain no restrictive legends, in such numbers and denominations as such Seller shall reasonably request; provided, however, that such Seller shall confirm to the Issuer in writing that any transfer of such Restricted Stock shall be made only pursuant to such registration and in accordance with the plan of distribution described therein, and such Seller shall agree in writing to return such certificates to the Issuer (to the extent that such shares of Restricted Stock are not sold in such manner) for reapplication of such restrictive legends.

          D. Expenses; Limitations on Registration. All expenses incident to the Issuer's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses relating to filings with the National Association of Securities Dealers, Inc. and any relevant stock exchange, fees and expenses of compliance with securities or Blue Sky laws (including fees and disbursements of counsel in connection with Blue Sky qualifications of Restricted Stock), printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Issuer, reasonable fees and disbursements of not more than one special counsel to the Sellers, independent public accountants (including the expenses of any special audit or "cold comfort" letters required by or incident to such performance) and underwriters (excluding discounts and commissions attributable to the securities being registered, but including liability insurance if the Issuer so desires or if the underwriters so require), all the Issuer's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the expense of any liability insurance referred to above and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which such securities issued by the Issuer are then listed, the reasonable fees and expenses of any special experts (including attorneys) retained by the Issuer (if it so desires or the underwriters so require) in connection with such registration and fees and expenses of other persons retained by the Issuer, will be borne by the Issuer.

          It shall be a condition precedent to the obligation of the Issuer to take any action pursuant to this Section 11 in respect of the securities which are to be registered at the request of any prospective Seller that such prospective Seller shall furnish to the Issuer such information regarding the securities held by such Seller and the intended method of disposition thereof as the Issuer shall reasonably request and as shall be required in connection with the action to be taken by the Issuer.

          E. Termination of Restrictions. Notwithstanding the foregoing provisions of Sections 10 or 11, the restrictions imposed upon the transferability of the Restricted Stock shall cease and terminate as to any particular Restricted Security when (i) such Restricted Security shall have been effectively registered under the Securities Act and sold by the holder thereof in accordance with such registration or (ii) when such Restricted Stock may be sold in accordance with the safe harbor provisions of Rule 144(k). Whenever the restrictions imposed shall terminate as to any Restricted Security, as hereinabove provided, the holder thereof shall be entitled to receive from the Issuer, without expense, a new certificate not bearing the restrictive legend otherwise required to be borne thereby; provided, however, that the securities evidenced by such new certificate shall still be deemed Restricted Stock entitled to the registration rights of this Section 11.

          F. Rule 144 and 144A. In order to permit the holders of Restricted Securities to sell the same pursuant to Rule 144 or Rule 144A under the Securities Act (or any successors to such rules), the Issuer will comply with all rules and regulations of the Commission applicable in connection with use of each of Rule 144 and Rule 144A (or any successors thereto), including the timely filing of all reports with the Commission in order to enable such holders, if they so elect, to utilize Rule 144 or Rule 144A, and the Issuer will cause any restrictive legends to be removed and any transfer restrictions to be rescinded with respect to any sale of Warrant Stock which is exempt from registration under the Securities Act pursuant to Rule 144 or Rule 144A.

          G.   Indemnification.

                (l) In the event of any registration of any of its securities under the Securities Act pursuant to this Section 11, the Issuer shall indemnify and hold harmless the Seller of such Restricted Stock, its directors and officers, and each other Person, if any, who controls such Seller within the meaning of the Securities Act ("Controlling Person"), against any losses, claims, damages or liabilities, joint or several, to which such Seller or any such director or officer or Controlling Person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, or in any final prospectus contained therein, or any amendment or supplement thereto,
(ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or
(iii) any violation by the Issuer of the Securities Act or the Exchange Act, or other federal or state law applicable to the Issuer and relating to any action or inaction required of the Issuer in connection with such registration, and shall reimburse such Seller or such director, officer or Controlling Person for any legal or any other expenses reasonably incurred by such Seller or such director, officer or Controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Issuer shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any alleged untrue statement or alleged omission made in such registration statement, prospectus, or amendment or supplement thereto
(x) in reliance upon and in conformity with written information furnished to the Issuer through an instrument duly executed by such Seller or such director, officer or Controlling Person specifically for use therein, or (y) which was corrected in any amended prospectus or supplement to prospectus provided to the Seller prior to the sale with respect to which such indemnity is claimed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Seller or such director, officer or Controlling Person, and shall survive the transfer of such securities by such Seller.

                (2) Each holder of any Restricted Stock shall, by acceptance thereof, severally and not jointly, indemnify and hold harmless the Issuer, its directors and officers and each other Person, if any, who controls the Issuer against any losses, claims, damages or liabilities, joint or several, to which the Issuer or any such director or officer or any such Person may become subject under the securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which Restricted Stock was registered under the Securities Act, or in any final prospectus contained therein, or any amendment or supplement thereto, or (ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such alleged untrue statement or alleged omission was contained in written information furnished to the Issuer by such Holder, and shall reimburse the Issuer or such director, officer or other Person for any legal or any other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or action. Notwithstanding the foregoing, the obligations of any holder shall be limited to an amount equal to the proceeds to such holder from the Restricted Stock sold pursuant to the registration statement to which the losses, claims, liabilities or damages relate.

                (3) The indemnity and expense reimbursements obligations of the Issuer under clauses (l) and (2) of this Section 11.G shall be in addition to any liability the Issuer may otherwise have.

                (4) Each Person ("Indemnitor") who under the preceding provisions of this Section 11.G agrees to indemnify another Person ("Indemnitee") shall have the right, subject to the provisions hereto, to designate counsel (reasonably acceptable to the Indemnitee) to defend any case or proceeding against the Indemnitee arising in respect of any claim of liability for which such indemnification may be claimed, to the end that duplication of legal expense may be minimized; provided that, if the Indemnitee notifies the Indemnitor that the former has been advised by its counsel that any single counsel in such case or proceeding would have a conflict of interest in representing both the Indemnitor and the Indemnitee, the Indemnitee may designate its own counsel in such case or proceeding and, to the extent so provided above in this Section 11.G, shall be entitled to be reimbursed by Indemnitor for its legal expenses reasonably incurred in connection with defending itself in such case or proceeding, provided, however, that no Indemnitor shall be liable hereunder for the fees and expenses of more than one separate counsel, provided, further, that each Indemnitee may engage legal counsel at the Indemnitor's expense if the Indemnitor shall fail to perform hereunder.

               (5) If the Restricted Securities are to be sold pursuant to any underwritten public offering, the Issuer and each Seller shall enter into an underwriting agreement that contains, among other things, customary representations, warranties, covenants and indemnities relating to such offering.

          H. No Impairment of Rights. Following the date hereof, the Issuer will not enter into any agreement regarding the registration of its equity securities that impairs or otherwise limits the registration rights granted to holder hereunder.

          SECTION 12. LIMITATION OF LIABILITY. No provision hereof, in the absence of affirmative action by the holder hereof to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the purchase price of the Warrant Stock or as a stockholder of the Issuer, whether such liability is asserted by the Issuer or by creditors of the Issuer.

          SECTION 13. LOSS OR DESTRUCTION OF WARRANT CERTIFICATES. Upon receipt of evidence satisfactory to the Issuer of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer (the original Warrant holder's or any other institutional Warrant holder's indemnity being satisfactory indemnity in the event of loss, theft or destruction of any Warrant owned by such institutional holder), or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of shares of Common Stock.

          SECTION 14. FURNISH INFORMATION. The Issuer agrees that it shall deliver to the holder of record hereof promptly after their becoming available copies of all financial statements, reports and proxy statements which the Issuer shall send to its stockholders generally.

          SECTION 15. TAX TREATMENT. The Issuer and Disney agree to use their best efforts to agree to a consistent determination of the fair value, if any, of the Warrants and to consistent treatment of such determination for income tax reporting purposes.

          SECTION 16. OFFICE OF THE ISSUER. So long as any of the Warrants remains outstanding, the Issuer shall maintain an office or a transfer agent for the Warrants in California where the Warrants may be presented for exercise, transfer, division or combination as herein provided. Such office shall be at 1745 Gardenia Avenue, Glendale, California 91204, unless and until the Issuer shall designate and maintain some other office for such purposes and deliver written notice thereof to the holders of all outstanding Warrants.

          SECTION 17. NOTICES GENERALLY. Any notice, demand or delivery pursuant to the provisions hereof shall be sufficiently delivered or made if sent by first class mail, postage prepaid, addressed to any holder of a Warrant at its last known address appearing on the books of the Issuer, or, except as herein otherwise expressly provided, to the Issuer at its principal executive office, 7227 N.E. 55th Avenue, Portland, Oregon 97218, or such other address as shall have been furnished to the party giving or making such notice, demand or delivery.

          SECTION 18. SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, and, without limiting the generality of the foregoing, shall inure to the benefit of and be enforceable by each person who shall from time to time be a holder of any of the Warrants.

          SECTION 19. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of laws.

          SECTION 20. FURTHER ASSURANCE. If, on or before the exercise of any part of this Warrant, the holder or holders of this Warrant, or of shares of Warrant Stock issued pursuant to the terms hereof, must comply with the filing requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Issuer agrees to reasonably assist holder in connection with its compliance therewith, and to make any filings required by the Issuer under the HSR Act.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the day, month and year first above written.



                              RENTRAK CORPORATION


                              By:  /s/Ron Berger
                                 -------------------------
                                   Name:  Ron Berger
                                   Title: President






                              THE WALT DISNEY COMPANY


                              By:  /s/ David K. Thompson
                                 --------------------------
                                   Name:  David K. Thompson
                                   Title: Vice President








                                    EXHIBIT A

                          (Form of Warrant Certificate)


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE PROPOSED TRANSACTION DOES NOT REQUIRE REGISTRATION OR QUALIFICATION UNDER FEDERAL OR STATE SECURITIES LAWS OR UNLESS THE PROPOSED TRANSACTION IS REGISTERED OR QUALIFIED, AS SO REQUIRED.

     THE TRANSFER OF AND OTHER TERMS OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE GOVERNED BY AND SUBJECT TO CONDITIONS SPECIFIED IN THAT CERTAIN WARRANT AGREEMENT DATED July 22, 1994, AND NO TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. UNDER CERTAIN CIRCUMSTANCES, THE COMPANY HAS AGREED TO ISSUE TO THE HOLDER HEREOF A NEW CERTIFICATE, NOT BEARING THIS LEGEND, FOR THE SECURITIES EVIDENCED HEREBY REGISTERED IN THE NAME OF SUCH HOLDER. THE HOLDER OF THIS CERTIFICATE, BY-ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS CONTAINED IN SUCH WARRANT.

Warrant No._____                                      ______________ Warrant(s)




                           RENTRAK CORPORATION

                           Warrant Certificate


     THIS CERTIFIES THAT for value received _________________________________, or registered assigns, is the owner of the number of Warrants set forth above, each of which entitles the owner thereof to purchase one Stock Unit, which initially shall constitute one fully paid and nonassessable share of the common stock, $.001 par value (the "Common Stock"), of Rentrak Corporation, an Oregon corporation (the "Company"), at the purchase price of $____ per Stock Unit (the "Exercise Price") upon presentation and surrender of this Warrant Certificate with the Form of Election to Purchase duly executed. The number of Warrants evidenced by this Warrant Certificate (and the number of Stock Units which may be purchased upon exercise thereof) set forth above, and the Exercise Price per Stock Unit set forth above, are the number and the Exercise Price as of the date of original issuance of the Warrants, based on the shares of Common Stock as constituted at such date. As provided in the Warrant Agreement referred to below, the exercise price per share of Common Stock and the number or kind of shares which may be purchased upon the exercise of the Warrants evidenced by this Warrant Certificate are, upon the happening of certain events, subject to modification and adjustment.

     This Warrant Certificate is subject to, and entitled to the benefits of, all of the terms, provisions and conditions of an agreement dated as of July 22, 1994 (the "Warrant Agreement") between the Company and The Walt Disney Company, a Delaware corporation, which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the holders of the Warrant Certificates. Copies of the Warrant Agreement are on file at the principal office of the Company.

     This Warrant Certificate, with or without other Warrant Certificates, upon surrender at the principal office of the Company, may be exchanged for another Warrant Certificate or Warrant Certificates of like tenor and date evidencing Warrants entitling the holder to purchase a like aggregate number of shares of Common Stock. If this Warrant Certificate shall be exercised in part, the holder hereof shall be entitled to receive upon surrender hereof another Warrant Certificate or Warrant Certificates for the number of Warrants not exercised.

     The Company will not be required to issue fractional shares of Common Stock upon the exercise of any Warrant or Warrants evidenced hereby. In lieu thereof, the Company may make a cash payment, as provided in the Warrant Agreement.

     No holder of this Warrant Certificate shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance, or otherwise), or except as provided in the Warrant Agreement to receive notice of meetings, or to receive dividends or subscription rights or otherwise, until the Warrant or Warrants evidenced by this Warrant Certificate shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become deliverable as provided in the Warrant Agreement.



          IN WITNESS WHEREOF, RENTRAK has caused the signature (or facsimile signature) of its President and Chief Financial Officer to be printed hereon and its corporate seal (or facsimile) to be printed hereon.

Dated:    ___________ __, 1994



RENTRAK



By: _______________________
     Name:
     Title:  President


By: _______________________
     Name:
     Title:  Chief Financial Officer




[CORPORATE SEAL]

Attest:



_______________________
     Secretary


                            FORM OF ASSIGNMENT

         (To be executed by the registered holder if such holder desires to transfer the Warrant Certificates.)

     FOR VALUE RECEIVED _________________ hereby sells, as-signs and transfers unto _____________________ ( _________ ) the Warrants evidenced by the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________ to transfer such Warrants on the books of the within-named Company, with full power of substitution.

Dated:              , 19

                          Signature __________________________

Signature Guaranteed:



                                  NOTICE


     The signature of the foregoing assignment must correspond to the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.


                       FORM OF ELECTION TO PURCHASE

            (To be executed if holder desires to exercise the
             Warrants evidenced by the Warrant Certificate.)


TO:  RENTRAK CORPORATION

     The undersigned hereby irrevocably elects to exercise Warrants represented by this Warrant Certificate to purchase the Stock Units issuable upon the exercise of such Warrants and requests that certificates for the shares of Common Stock hereby purchased be issued in the name of:

Please insert social security or other identifying number

               _______________________________

               _______________________________



   _______________________________________________________
               (please print name and address)

   _______________________________________________________



If such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, a new Warrant Certificate for the balance remaining of such Warrants shall be registered in the name of and delivered to:

Please insert social security or other identifying number

              __________________________________

              __________________________________


   _______________________________________________________
               (please print name and address)

   _______________________________________________________

Dated:         , 19


                                        _________________________
                                             Signature
                                        (Signature must conform in all respects
                                        to name of holder as specified on the
                                        face of this Warrant Certificate)

Signature Guaranteed: